

Introducing *Truth & Conviction*!



LIVE tonight at 6 p.m. MT!

Watch on Youtube

Join the creators of *Truth & Conviction* for this **exclusive livestream** as they share their experience working on one of the most inspiring accounts of self-sacrifice. This will be the first dramatic series about teenage resistance fighters in Nazi Germany. Doesn't get more powerful than that.

So get some popcorn and join us for a kickoff livestream tonight, June 1 at 6 p.m., MT.

Watch on Facebook

Still not convinced? [Learn more here!](#)

See you soon,
Angel Studios

Truth & Conviction
The Power of Peaceful Resistance



Tonight at 6 PM MDT!

Watch on Youtube

On July 20th, 1944, high-ranking German officers enacted a plot to assassinate their Führer. This was one of many attempts to bring down Hitler from within. Join us LIVE as we hear from Dr. Alan Keele, a renowned professor of German Studies and eminent scholar on the Helmuth Hübener Resistance Group. We'll dive deep into the stories of heroes who opposed Nazi forces and explore the power of peaceful resistance. Get involved with the Truth & Conviction series and learn how you can help bring these lost stories to light.

Watch on Facebook

You can learn more about this incredible story at angel.com/truth!

A Story That Matters...

Truth & Conviction LIVE with **Special Guest!**



Tonight at 6 p.m. MDT!

Watch on Youtube

There's nothing more powerful than meaningful cinema... *especially* when it's based on a true story! The creators of *Truth & Conviction* and special guests, Cinema Therapy, will be live tonight to talk about this incredible story coming to life! Tune in to hear all about the heroes and the villains.

See you there!

Watch on Facebook

You can learn more about this incredible story at angel.com/truth!



TRUTH & CONVICTION

October 5th @ 5:00pm PT

"We can change things! Not with guns, with words." Helmuth Hübener, Truth & Conviction Series, Episode 1.

Helmuth Hübener was tried, convicted and executed of high treason against the Nazi regime on October 27th, 1942. His crime of speaking against Hitler's Germany and standing for Truth cost him his life, and years of imprisonment for his friends. But what were his words? Why was it so dangerous and deadly to hear and speak the Truth?

Join us LIVE as we take a look at the words Helmuth and his friends wrote in opposition to the Third Reich!

JOIN THE LIVESTREAM

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TRUTH & CONVICTION
TEENAGE NAZI RESISTANCE
TELLING THEIR STORY WITH SPECIAL GUESTS

Truth & Conviction

October 12th @ 5:00pm PT

Three teenagers dared to rebel against the Nazi regime, risking their lives for truth. Their compelling example inspires us to do what is right, no matter the consequences. Join us LIVE to learn how we plan to tell this story so their legacy lives on. And tune in for some incredible guests (you're gonna love this)!

JOIN THE LIVESTREAM

ANGEL STUDIOS

295 W Center Street, Provo, Utah, 84601

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STUDIOS

Introducing *Truth & Conviction*!



LIVE tonight at 6 p.m. MT!

Watch on Youtube

Join the creators of *Truth & Conviction* for this exclusive livestream as they share their experience working on one of the most inspiring accounts of self-sacrifice. This will be the first dramatic series about teenage resistance fighters in Nazi Germany. Doesn't get more powerful than that.

So get some popcorn and join us for a kickoff livestream tonight, June 1 at 6 p.m., MT.

Watch on Faceboook

Still not convinced? Learn more here!

See you soon.
Angel Studios

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ANGEL
STUDIOS

Don't miss out on this week's livestreams from Angel Studios!

The Wingfeather Saga Livestream
Thursday, June 16th at 1pm Mountain time



LIVESTREAM
June 16th - 2pm CDT
Exclusive Casting And
Merch Annoucements
Wingfeather
Cast Reveal

Meet the new actors we've cast for several main characters, plus we're announcing new merch.

Set a reminder

Truth and Conviction Livestream
Thursday, June 16th at 6 pm Mountain time



LIVESTREAM
June 16th - 6PM MDT
With Special Guests

The hosts of Cinema Therapy join us to talk about the complexity of the Gestapo agent who hunted down the teenage resistance fighters.

Set a reminder

Missed last week's livestreams? Stream them here:

- The Chosen
- The Wingfeather Saga
- Tuttle Twins

We'll see you this week!
Angel Studios



A Story That Matters...

Truth & Conviction LIVE with Special Guest!



Tonight at 6 p.m. MDT!

Watch on Youtube

There's nothing more powerful than meaningful cinema... especially when it's based on a true story! The creators of *Truth & Conviction* and special guests, Cinema Therapy, will be live tonight to talk about this incredible story coming to life! Tune in to hear all about the heroes and the villains.

See you there!

Watch on Facebook

You can learn more about this incredible story at angel.com/truth!


Truth & Treason LLC, the parent company of Truth & Conviction, is in "testing the waters" to gauge investor interest in an offering of securities. No money or other consideration is being solicited, and, if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering materials are filed with the Securities and Exchange Commission. A prospective purchaser's indication of interest is non-binding.

ANGEL STUDIOS

Live this week!

Join us in the Angel app to see what's new with your favorite shows.

David
Thursday, June 23 at 11am MT
Catch new concept art that will blow you away





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DAVID
CONCEPT ART

Click Here for the Livestream

Missed last week's livestreams? Stream them here:

- The Wingfeather Saga
- Truth and Conviction

We'll see you on Thursday!
Angel Studios

Slingshot LLC, the parent company of DAVID, Toothy Cow Productions, LLC, the parent company of Wingfeathers Saga, and Truth & Treason LLC, the parent company of Truth & Conviction, are each "testing the waters" to gauge investor interest in an offering of securities. No money or other consideration is being solicited, and, if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering materials are filed with the Securities and Exchange Commission. A prospective purchaser's indication of interest is non-binding.

ANGEL
STUDIOS

The Unknown History



truth &
conviction
With Special Guest
Ethan Vincent
LIVE
ANGEL

Starting TODAY at 6pm MDT

WATCH ON YOUTUBE

What would you do if your friend was forcibly taken away? *Truth & Conviction* is the true story of teenage resistance fighters in Nazi Germany who begin their opposition following the arrest of their Jewish friend, Saloman Schwartz.

Today we will be LIVE with Director Matt Whitaker with ***Truth & Conviction*** co-writer Ethan Vincent to discuss the writing and story of this resistance against the Nazi Regime.

Do What Is Right, Let the Consequence Follow...

WATCH ON FACEBOOK

Want to tell this story as much as we do? Express interest now!



Disclosure: Truth & Conviction is "testing the waters" to gauge investor interest in an offering of securities under Regulation Crowdfunding. No money or other consideration is being solicited, and, if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering materials are filed with the Securities and Exchange Commission. A prospective purchaser's indication of interest is non-binding.
The issuer is considering an offering of securities exempt from registration under the Securities Act, but has not determined a specific exemption from registration the issuer intends to rely on for the subsequent offer and sale of the securities. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted, and where applicable, the filing, disclosure, or qualification requirements of such exemption are met; and a person's indication of interest involves no obligation or commitment of any kind.

Live this week!

Join us in the Angel app or on YouTube or Facebook to see what's new at Angel Studios.

Tuttle Twins

Tuesday, July 5 at 6pm MT

Join our Lemonade Stand Challenge and catch a sneak peek of Episode 10.

Set a Reminder

Truth & Conviction

Wednesday, July 6 at 6pm MT

Watch as Truth & Conviction creator, Matt Whitaker, interviews veterans of WWII from both sides of the conflict.

Set a Reminder

The Wingfeather Saga

Thursday, July 7 at 1pm MT

Learn how Lead Animator Ron Smith brings The Wingfeather Saga to life on the screen.

Set a Reminder

Missed last week's livestreams? Stream them here:

- Testament
- Truth & Conviction
- The Wingfeather Saga
- The Shift
- The German King

Tune in tonight, Wednesday, and Thursday!
Angel Studios

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Remembering Those Who Served



truth &
conviction
Veteran
Voices
LIVE
ANGEL

Starting TODAY at 6pm MT

WATCH ON YOUTUBE

Join us today live for Veteran Voices. Young resistance fighters like Helmuth Hübener and his friends were not the only people who stood up for what they believed during WWII. Join us live with Truth & Conviction creator, Matt Whitaker, as he interviews veterans of WWII from both sides of the conflict. Hear their patriotic and powerful stories.

Do What Is Right, Let the Consequence Follow...

WATCH ON FACEBOOK

Learn how you can be a part of this story and express interest now!



Disclosure: Truth & Conviction is "testing the waters" to gauge investor interest in an offering of securities under Regulation Crowdfunding. No money or other consideration is being solicited, and, if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering materials are filed with the Securities and Exchange Commission. A prospective purchaser's indication of interest is non-binding.
The issuer is considering an offering of securities exempt from registration under the Securities Act, but has not determined a specific exemption from registration the issuer intends to rely on for the subsequent offer and sale of the securities. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted, and where applicable, the filing, disclosure, or qualification requirements of such exemption are met, and a person's indication of interest involves no obligation or commitment of any kind.

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Live this week!

Join us in the Angel app or on YouTube or Facebook to see what's new at Angel Studios.

The Wingfeather Saga

THE MUSIC OF
THE WINGFEATHER SAGA
with Special Guests
July 12 3PM CDT
ANGEL

Tuesday, July 12 at 1pm MT

Experience the magical music that matches the gorgeous art and touching storylines of The Wingfeather Saga.

Set a Reminder

Testament



TESTAMENT
BIBLICAL WONDERS
LIVE
ANGEL

Wednesday, July 13 at 3pm MT

Learn about their journey to Angel Studios with Jordan Harmon.

Set a Reminder

The German King



ANGEL
THE
GERMAN
KING
Live with Prince
Daniel Douala Manga Bell
LIVE

Thursday, July 14 at 3pm MT

Tune in as we talk with Cameroonian Prince Daniel Douala Manga Bell. He's a direct descendant of Rudolf Douala Manga Bell—one of Africa's greatest forgotten heroes and the protagonist of *The German King*.

Set a Reminder

The Chosen

Sunday, July 17 at 6pm ET

Join us for something special: For one night only you can watch a scene from Season 3!

Set a Reminder

Missed last week's livestreams? Stream them here:

- Tuttle Twins
- Truth & Conviction
- The Wingfeather Saga

See you at the livestreams,

Angel Studios



8/17/2022 Truth Livestream Title, Description, & Thumbnail

Title Options:

Why We're Making It…

Description:

Truth & Conviction is a story of peaceful resistance against the Nazi's, one of the greatest tyrannies of the 20th century. This story is one of many forgotten tales of courage, but not for long. Join us LIVE with the team behind the project; Director Matt Whitaker, Producer Russ Kendall and Producer John Foss.

Support the team! Check out angel.com/truth

Disclosure: Truth & Conviction is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited, and, if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding.

Truth & Conviction has entered into a Campaign Booster and Loan Agreement with Angel Studios, Inc. and granted Angel Studios an option to distribute its series as consideration for Angel Studios providing a monetary loan as well as assistance and expertise in the television/film production and advertising space while Truth & Conviction is trying to raise money to fund the production of the series. If Angel Studios exercises the option to distribute Truth & Conviction, Angel Studios will share in the revenues generated by the series. Truth & Conviction may also use a portion of the proceeds to repay the loan from Angel Studios.

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